

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 14, 2007

<u>By U.S mail and facsimile</u>

Mr. Jatinder Bal
President and Chief Executive Officer
Journey Resources Corp.
1208-808 Nelson Street
Vancouver, British Columbia V6Z 2H2

Re: Journey Resources Corp.
        Amendment No. 1 to Form 20-F
        Filed June 1, 2007
        File No. 0-52568

Dear Mr. Bal:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Jatinder Bal
Journey Resources Corp.
June 14, 2007

Risk Factors

"We require further permits in order to conduct our current and anticipated future operations…," page 15

1. We note your response to our prior comment 11. Please revise your disclosure to remove the mitigating language that explains the status of your permits and disclose this information elsewhere in the registration statement as appropriate. Please limit this risk factor to disclosing the permits that you need and the risk to investors if you fail to obtain them. In that regard, identify the future drilling permits you need for the Vianey Mine Silver project.

"Because we conduct our Mexican mineral exploration activities through a foreign subsidiary…," page 18

2. Please remove this risk factor, as it does not appear to state a risk to investors.

Business Overview

Our Business Strategy and Principal Activities

Musgrove Creek Gold Project, page 28

3. Please update the status of your start of this project.

Liquidity and Capital Resources

Working Capital, page 66

4. Please state when in 2007 you will require additional working capital.

Requirements of Additional Equity Financing, page 68

5. Please update the amount of stock options and share purchase warrants you have outstanding.

Directors, Senior Management and Employees

Board Practices, page 74

6. We note your response to our prior comment 29. It does not appear that you have attached your audit committee charter as an appendix to the registration statement. Please advise.

Compensation

Stock Options

Aggregate Option Exercises During Our Fiscal Year Ended November 30, 2006 and
Fiscal Year-End Option/SAR Values Table, page 73

7.   We note your response to our prior comment 31. Please footnote this table to state
      when Mr. Bal exercised his 150,000 options.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 78

8.   We note your response to our prior comment 34 and reissue it in part. For each
      transaction listed (not just those in paragraphs (a), (b), and (c)), please state whether
      the transactions are expected to continue in the future and whether they were made
      on terms that would be obtainable from unrelated third parties.

9.   We note your response to our prior comment 40. Pleas file as exhibits a written
      summary of the terms of the management services agreements described in
      paragraphs (d) and (e).

Exhibits, page 104

10.   Please revise your exhibit index to include references to the consents you filed with
      the original registration statement. Please also provide an updated consent from
      your auditor.

Closing Comments

        As appropriate, please amend your filing to respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Jatinder Bal
Journey Resources Corp.
June 14, 2007

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michelle Larmer (by facsimile)
        G. Newberry
        A. Sifford
        D. Levy